Exhibit 99.1

PureTech Health plc

PureTech Founded Entity Akili Interactive and Virtual Therapeutics Announce Entering Into Definitive Merger Agreement to Establish Leading Digital Health Company

Akili to operate as wholly owned subsidiary of Virtual Therapeutics

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company, noted today that its Founded Entity, Akili, Inc. (Nasdaq: AKLI), a leading digital therapeutics company, and Virtual Therapeutics, a company focused on improving mental health at scale using engaging, immersive games, announced the signing of a definitive merger agreement to form a diversified, leading digital health company.

As of May 7, 2024, PureTech owned 12,527,477 of the outstanding shares of Akili common stock.

The full text of the announcement from Akili and Virtual Therapeutics is as follows:

Virtual Therapeutics, Akili Interactive Enter Into Definitive Merger Agreement to Establish Leading Digital Health Company

Akili to operate as wholly owned subsidiary of Virtual Therapeutics

Kirkland, Wash., and Boston, Mass.– Virtual Therapeutics, a company focused on improving mental health at scale using engaging, immersive games, and Akili, Inc. (Nasdaq: AKLI), a leading digital therapeutics company, today announced the signing of a definitive merger agreement to form a diversified, leading digital health company.

Under the terms of the agreement, Akili shareholders will receive $0.4340 per share of common stock in cash. The per share purchase price represents an approximately 4% premium to Akili’s closing stock price on May 28, 2024 and an approximately 85% premium to Akili’s closing price on April 29, 2024, the last trading day prior to Akili’s public announcement that it was evaluating potential strategic alternatives. Following completion of the transaction, the combined organization will operate as Virtual Therapeutics, a privately held company, with Akili operating as a wholly owned subsidiary.

“In today’s global mental health crisis, patients deserve access to clinically validated solutions that address their specific needs. We have been able to advance multiple solutions on our platform since founding Virtual Therapeutics, and we look forward to taking a significant step forward through this merger,” said Dan Elenbaas, co-founder and CEO of Virtual Therapeutics. “The team at Akili has been successful in applying clinical and scientific rigor to bring new products forward, and we believe their expertise will complement our efforts. Together, we can build a company that brings these behavioral services to as many patients as possible – regardless of where they are or barriers that exist for them today.”

“Akili ran a thorough strategic process and we believe that this transaction represents Akili’s commitment to delivering value to the Akili stockholder,” added Matt Franklin, Chief Executive Officer of Akili. “Virtual Therapeutics has been built by a team with decades of success in the gaming industry and elected to focus their expertise to help solve the growing mental health crisis. Combining our proven track record developing and deploying rigorously validated mobile digital therapeutics with Virtual Therapeutics’ robust portfolio of VR-based mental health solutions and gaming expertise, we aim to create a compelling platform to address mental health needs across several high-impact indications.”

Transaction Details

The transaction, approved by both of Virtual Therapeutics’ and Akili’s board of directors, is expected to close in the third quarter of 2024, subject to certain closing conditions, including the tender of a majority of Akili shares into a tender offer to be launched by Virtual Therapeutics and Akili having not less than a specified amount of cash-on-hand, depending on the closing time. The transaction is not subject to a financing condition.

Upon completion of the transaction, Akili’s common stock will no longer be listed on any public stock exchange.

Advisors

TD Cowen is acting as exclusive financial advisor and Goodwin Procter LLP is acting as legal counsel to Akili. Baker & McKenzie LLP is acting as legal counsel to Virtual Therapeutics.

About Akili

Akili is pioneering the development of cognitive treatments through game-changing technologies. Akili’s approach of leveraging technologies designed to directly target the brain establishes a new category of medicine – medicine that is validated through clinical trials like a drug or medical device but experienced like entertainment. Akili’s platform is powered by proprietary therapeutic engines designed to target cognitive impairment at its source in the brain, informed by decades of research and validated through rigorous clinical programs. Driven by Akili’s belief that effective medicine can also be fun and engaging, Akili’s products are delivered through captivating action video game experiences. For more information, please visit www.akiliinteractive.com.

About Virtual Therapeutics

Virtual Therapeutics is a digital health company delivering scalable, accessible, affordable, and personalized solutions for mental health and mental fitness. Leveraging extensive expertise as game developers, the company crafts and curates rich, appealing experiences that combine proven therapeutic techniques with modern gameplay mechanisms to delight and engage users. Virtual Therapeutics uses powerful cloud-based platform to gather and analyze various data streams to continuously measure, validate, and report effectiveness, seamlessly deploy and maintain its solutions, and provide users and partners with a truly turnkey experience. For more information, visit https://www.vthera.com/.

Contact

For Akili

Matt Franklin, President and Chief Executive Officer

InvestorRelations@akiliinteractive.com or PR@akiliinteractive.com

For Virtual Therapeutics

Ian Stone, Inizio Evoke Communications

ian.stone@inizioevoke.com

619-518-3518

Forward-looking Statements

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated May 29, 2024, by and among Virtual Therapeutics Corporation (“Parent”), Alpha Merger Sub, Inc. (“Purchaser”), and Akili, Inc. (“Akili”). This communication includes express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), about the proposed acquisition of Akili by Parent and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Akili. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Akili’s stockholders will tender their stock in the offer; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Parent and Akili to terminate the merger agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Parent and Akili, or at all; the risk that Akili may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Akili’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed acquisition on the market price of Akili’s common stock; unknown liabilities related to Parent or Akili; the nature, cost and outcome of any litigation and other legal proceedings involving Akili or its officers and directors, including any legal proceedings related to the proposed acquisition; and risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations. While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Akili’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed by Akili from time to time with the SEC, as well as the Schedule TO and related tender offer documents to be filed by Parent and its indirect wholly owned subsidiary, Purchaser, and the Schedule 14D-9 to be filed by Akili. Parent and Akili also plan to file other relevant documents with the SEC regarding the proposed transaction.

Any forward-looking statements speak only as of the date of this communication and are made based on management’s current beliefs and assumptions and on information currently available to Parent and Akili, and the reader is cautioned not to rely on any forward-looking statements. Parent and Akili do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

Additional Information and Where to Find It

The tender offer for all of the outstanding shares of common stock of Akili referenced in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Akili, nor is it a substitute for the tender offer materials that Parent, Purchaser or Akili will file with the SEC. The solicitation and offer to buy the common stock of Akili will only be made pursuant to an Offer to Purchase and related tender offer materials that Parent and Purchaser intend to file with the SEC. At the time the tender offer is commenced, Parent and Purchaser will file with the SEC a Tender Offer Statement on Schedule TO, and thereafter Akili will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. AKILI’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF AKILI SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of Akili at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either Parent or Akili. Copies of the documents filed with the SEC by Akili will be available free of charge on Akili’s website at www.Akiliinteractive.com or by contacting Akili’s Investor Relations Department at InvestorRelations@Akiliinteractive.com or PR@Akiliinteractive.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Akili files annual, quarterly and current reports and other information with the SEC. Akili’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those related to the proposed acquisition of Akili by Virtual Therapeutics and the resulting proceeds to be received by the Company as a shareholder of Akili, as well as our future prospects, developments and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech

Public Relations

publicrelations@puretechhealth.com

Investor Relations

IR@puretechhealth.com

UK/EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

puretech@fticonsulting.com

US Media

Nichole Bobbyn

+1 774 278 8273

nichole@tenbridgecommunications.com